

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2011

<u>Via Facsimile</u>
Mr. D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

      Re: **Fluor Corporation**
              Form 10-K for Fiscal Year ended December 31, 2010
              Filed February 23, 2011
              Form 10-Q for the Fiscal Quarter ended March 31, 2011
              Filed May 5, 2011
              File No. 1-16129

Dear Mr. Steuert:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Rufus Decker

                         Rufus Decker
                         Accounting Branch Chief